January 22, 2024

By EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Aamira Chaudhry and Abe Friedman

Re:    Williams-Sonoma, Inc.
Form 10-K for Fiscal Year Ended January 29, 2023
File No. 001-14077

Dear Ms. Chaudhry and Mr. Friedman,

Williams-Sonoma, Inc. (the “Company”) responds to your comment letter dated January 9, 2024. For ease of reference, we have repeated your comment below followed by the Company’s response.

Form 10-K for Fiscal Year Ended January 29, 2023

Item 7. Management's Discussion and Analysis
Results of Operations, page 30

1.    Comment: Please revise your disclosure to include discussion of how your operations are impacted by the differing sales channels on which your products are offered. In this regard, we note your disclosure on page 13 that your “e-commerce channel has been [y]our fastest-growing business over the last several years.” We also noted, you present retail store data which shows a decline in retail stores year over year with an overall increase to your net revenues. To the extent results and trends are not materially consistent across all sales channels, please quantify in dollars and/or percentage change the impact each sales channel had and is expected to have on your results of operations. Refer to Item 303 of Regulation S-K.

Response: Williams-Sonoma, Inc. is an omni-channel retailer selling products through its portfolio of brands, including Williams Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Teen, West Elm, Williams Sonoma Home, Rejuvenation, Mark and Graham, and GreenRow. We focus our efforts on meeting the demands of customers where they are, whether that be physically in a retail store, on their tablets at home, on their mobile phone while traveling, or on the phone with our customer care center. Sometimes a customer who is physically in our store may purchase product through our e-commerce channel due to inventory availability or a made-to-order custom upholstery selection. And conversely, a customer exploring our assortment online may travel to a store to view the product, seek our in-house design services, or pick-up an order they processed online. Advances in technology, along with our omni-channel approach to the customer experience and inventory management, have “blurred the lines” between the traditional sales channels of brick-and-mortar retail stores and e-commerce platforms.

Given the increasingly indistinguishable delineation between sales channels, we disclose comparable brand revenues, which include both (i) e-commerce net sales and shipping fees, and (ii) comparable store net sales. Because we run our business by brand, and do not separate our on-hand inventory or open-to-buy inventory purchases by sales channel, we are indifferent as to the channel of the customer purchase. We plan our business to be in a position to fulfill the customer’s order in a manner that best suits the customer. Therefore, the change in comparable brand revenue is how we internally measure the health of our business, and we believe it is the most useful and relevant metric an investor has in assessing our top-line performance.

When preparing our filings, we considered Item 303 of Regulation S-K and Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, which requires management to provide information that is material to assist in understanding the business, including the results of operations and trends. We believe our discussion of the performance of our brands, along with details on certain category and product performance, provides the reader with the material drivers of our revenue growth or decline.

However, in future filings, to the extent that the change in e-commerce net sales or comparable store net sales is materially different, we will disclose our e-commerce sales in dollars and our e-commerce percentage change in sales versus the prior period within Management’s Discussion and Analysis of Financial Condition. We will continue to disclose the e-commerce percentage of total revenues, which currently provides the reader an indication of the e-commerce channel’s contribution to comparable brand revenue. We will continue to endeavor to provide meaningful disclosures that meet the objectives of Management’s Discussion and Analysis of Financial Condition, and will make disclosures of material trends, economic or industry-wide factors, opportunities, challenges and risks of which we become aware in our future filings.

If you have any questions about this filing or the Company’s response, please contact me at (917) 822-9257 or jbrooks10@wsgc.com.

Very truly yours,
/s/    JEREMY BROOKS
Jeremy Brooks
Chief Accounting Officer

cc:	Jeffrey E. Howie, Chief Financial Officer
David R. King, General Counsel
Brett Cooper, Orrick, Herrington & Sutcliffe LLP
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